Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Dated June 27, 2013

Registration Statement No. 333-183750

Relating to

Preliminary Prospectus Supplement Dated June 26, 2013 and

Prospectus dated September 18, 2012

Miller Energy Resources, Inc.

PRICING TERM SHEET

10.75% Series C Cumulative Preferred Stock

(Liquidation Preference $25.00 Per Share)

June 27, 2013

This issuer free writing prospectus is being filed pursuant to Rule 433 of the Securities Act of 1933, as amended, and relates to the preliminary prospectus supplement filed by Miller Energy Resources, Inc. (the “Company”) with the Securities and Exchange Commission on June 26, 2013 and the Company’s Registration Statement (File No. 333-183750). This issuer free writing prospectus sets forth the final pricing information related to the offering of the Company’s 10.75% Series C Cumulative Preferred Stock, including the final size of the offering.

Issuer:	Miller Energy Resources, Inc.

Security:	10.75% Series C Cumulative Preferred Stock (the “Series C Preferred Stock”)

Number of Shares Offered:	335,000

Joint Book-Running Manager:	MLV & Co. LLC

Co-Managers:	Aegis Capital Corp. Maxim Group LLC National Securities Corporation Northland Capital Markets

Best Efforts	The underwriters are selling the shares of Series C Preferred Stock on a “best efforts” basis and are not required to sell any specific number or dollar amount of securities, but will use their best efforts to sell the securities offered in the prospectus supplement.

Ticker/ Exchange	“MILLprC”/New York Stock Exchange LLC (“NYSE”)

Public Offering Price:	$21.50

Underwriting Discount and Commissions:	$1.505 per share; $504,175 total

Net Proceeds to the Company, before expenses:	$6,698,325

Liquidation Preference	$25.00 per share

Dividend Rate:	10.75% of the $25 liquidation preference per share per annum (equivalent to $2.6875 per share per annum), accruing from the prior scheduled dividend payment date.

Penalty Dividend Rate:	12.75% of the $25 liquidation preference per share per annum (equivalent to $3.1875 per share per annum).

Dividend Payment Dates:	1st of March, June, September, and December

Trade Date:	June 27, 2013

Expected Settlement Date:	July 2, 2013 (T+3)

Optional Redemption:	On and after November 1, 2017

Special Optional Redemption:	Upon the occurrence of a Change of Control (as defined in the Preliminary Prospectus Supplement), provided no Limiting Document (as defined in the Preliminary Prospectus Supplement) may prohibit it, we may, at our option, redeem the Series C Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date fixed for redemption. If, prior to the Change of Control Conversion Date (as defined in the Preliminary Prospectus Supplement), we have provided notice of our election to redeem some or all of the shares of Series C Preferred Stock (whether pursuant to our optional redemption right described above or this special optional redemption right), the holders of Series C Preferred Stock will not have the Change of Control Conversion Right described below under “—Conversion Rights” with respect to the shares of Series C Preferred Stock called for redemption. Please see the section entitled “Description of the Series C Preferred Stock—Redemption—Special Optional Redemption” in the Preliminary Prospectus Supplement. Notwithstanding the foregoing, holders shall always have the right, up to any applicable redemption date, to convert the Series C Preferred Stock into our common stock at a conversion price of $10.00 per share, as such conversion price may be adjusted.

Conversion Rights:	Share Cap: 9.51, subject to certain adjustments for any splits, subdivisions or combinations of our common stock.

CUSIP/ISIN:	600527 204/ US6005272041

As used in this free writing prospectus, references to the “Company,” “issuer,” “us,” “our” and “we” mean Miller Energy Resources, Inc., together with its subsidiaries, unless otherwise expressly stated or the context otherwise requires.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling by calling MLV & Co. LLC at 1-212-542-5882.